

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 31, 2009

Mr. W. H. Wells
Chief Financial Officer
Rowan Companies Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, TX 77056

> **Re:** **Rowan Companies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy**
> **Filed March 23, 2009**
> **File No. 1-05491**

Dear Mr. Wells:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2008

Customers, page 11

1. Please revise to disclose the material terms of your agreements with Saudi Aramco, which accounted for 15% of your 2008 consolidated revenues. In addition, please file your agreements with this customer, or tell us why these do not need to be filed.

Risk Factors, page 11

2. A number of the risk factors included herein have generic and unspecific titles and relate to risks that are standard within the industry or to companies similar to you. Revise the risk factor titles so that they reflect more accurately the specific risks faced by the company. In addition, only include risks that are material to the company and are unique to, or are particularly relevant to, the company. Finally, make sure to draft the text of the risk factors themselves to apply specifically to the company.

Definitive Proxy

Compensation Discussion an Analysis page, page 15

Comparative Information Utilized by the Committee, page 16

3. Please confirm in writing that you will comply with the following comment in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your response, we may raise additional comments.

4. In future filings, please provide the identities of the 22 energy services companies that you use to measure the appropriateness of your compensation program.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not

       foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

                                Sincerely,

                                H. Roger Schwall
                                Assistant Director